

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2023

Daniel Dominguez
Chief Financial Officer
Buenaventura Mining Company Inc.
Las Begonias 415 Floor 19
San Isidro, Lima 27, Peru

   Re: Buenaventura Mining Company Inc.
    Form 20-F for the Fiscal Year ended December 31, 2021
    Filed May 13, 2022
    File No. 001-14370

Dear Daniel Dominguez:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Energy & Transportation